FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: February 7, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE	ELDORADO No. 03-02 February 7, 2003

YEAR END UPDATE

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the “Company” or “Eldorado” or “we”) (TSX: “ELD”) (AMEX: “EGO”) is pleased to provide an update of the Company’s activities to December 31, 2002.

2002 was a year of accomplishment and progress for Eldorado in terms of profitability, operational performance, improvement to our balance sheet and substantive advancement of our Kisladag Project in Turkey.

At year-end the Company had completely eliminated its bank debt as well as its hedge position and is well positioned with US $38M in cash to continue its strategy for value added growth.

Highlights

São Bento
In 2002 our São Bento mine in Brazil produced 103,533 ounces at a cash cost of US $184/oz. The Company forecasts production in 2003 at similar levels, specifically 105,000 oz. at a cash cost of US $190/oz.

In 2002 São Bento returned to steady production in the second quarter following the total elimination of temporary power restrictions and the completion of the #2 Autoclave repair.

In October the Company completed an agreement with Anglogold that provided São Bento the opportunity to explore and develop resources below the 30th Level. Throughout the year an extensive definition and exploration drilling program totaling in excess of 17,500 meters designed to both increase reserves and extend the resource base was successfully completed. The results of the drilling program will be incorporated in an updated reserve and resource estimate for 2003.

In light of drilling results the Company is actively considering a shaft deepening program at São Bento designed to facilitate mining both above and below the mine’s 30th Level.

The decision regarding a shaft deepening will be made in March 2003.

Kisladag
The planned 2002 work plan for Kisladag was completed on schedule and within budget. At year end the estimated resource totals 7.9 M oz. Hatch & Associates, our engineers, remain on schedule to complete a full bankable Feasibility Study in March 2003. Permitting activities are proceeding in accordance with the development plan, accompanied by the completion of the Environmental Impact Assessment Study. The work plan for 2003 continues to be directed to complete engineering and permitting activities necessary for a construction decision by year-end.

Corporate
Mr. Earl W. Price was appointed Chief Financial Officer of the Company effective January 2, 2003. Mr. Price joined Eldorado in March 1997 as Senior Operations Controller and was appointed Vice President, Finance in October 2001. Mr. Price is a Certified Public Accountant, holds an MBA and has over 25 years of finance and management experience.

Eldorado began trading on the American Stock Exchange on January 23, 2003 under the symbol EGO.

The Company anticipates releasing its 2002 financial results the week of March 3, 2003.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have enormous geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the expectations and beliefs of management. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com